May 15, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attention:	Jennifer Hardy, Legal Branch Chief Brigitte Lippmann, Staff Attorney

Re:	Stifel Financial Corp. Preliminary Schedule 14A Filed on April 27, 2007 File No. 0-09305

Dear Ms. Hardy and Ms. Lippmann:

This letter sets forth the responses of Stifel Financial Corp., a Delaware corporation (“Stifel”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 10, 2007 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”).

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response. This letter and Stifel’s amended proxy statement on Schedule 14A (the “Revised Proxy Statement”) are being filed with the Commission electronically today.

In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with:

•	one clean courtesy copy of the Revised Proxy Statement (the “clean copy”); and
•	one copy of the Revised Proxy Statement marked to show changes from the last filing (the “marked copy”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response. Defined terms used in this response letter and defined in the proxy statement are used in this response letter as defined in the proxy statement, unless otherwise defined in this response letter.

Securities and Exchange Commission

May 15, 2007

1.	Please furnish the information required by Part C of Form S-4 for Ryan Beck. See Item 14(c)(2) of Schedule 14A.

Response: We have included the requested information. Please see pages 25 to 41 of the Revised Proxy Statement, as well as the financial statements included in an appendix to the Revised Proxy Statement.

2.

We note the limitation on reliance by shareholders in the next to last paragraph of the fairness opinion provided by Citi as attached to the proxy statement. Since the opinion has already been issued and the merger consummated, please disclose this limitation on reliance in the proxy statement. Also disclose the basis for Citi’s belief that shareholders cannot rely upon the opinion to support any claims against Citi arising under the applicable state law (e.g., the inclusion of an express disclaimer in Citi’s engagement letter with the company). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Citi would have no effect on the rights and responsibilities of either Citi or the board of directors under the federal securities laws.

Response: We have revised the disclosure on pages 13 and 14 Citi’s engagement letter with Stifel dated January 5, 2007, is governed by New York law. Citi’s engagement letter sets forth, in relevant part, the following express disclaimer of third party reliance on, and third party beneficiary status under, the engagement and the delivery of any advice in connection therewith:

“Certain Acknowledgements. The Company acknowledges that Citigroup has been retained hereunder solely as an adviser to the Company, and not as an adviser to or agent of any other person, and that the Company’s engagement of Citigroup is as an independent contractor and not in any other capacity including as a fiduciary. Neither this agreement nor Citigroup’s performance hereunder nor any previous or existing relationship between the Company and Citigroup will be deemed to create any fiduciary relationship. . . . Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees or creditors of the Company) as against Citigroup or our affiliates or their respective directors, officers, agents and employees.”

Under New York law, it is well-established that “’where a provision exists in an agreement expressly negating an intent to permit enforcement by third parties, . . . that provision is decisive.’” India.com, Inc. v. Dalal, 412 F.3d 315, 321-322 (2d Cir. 2005) quoting Nepco Forged Prods., Inc. v. Consolidated Edison Co. of N.Y., Inc., 99 A.D.2d 508 (2d Dep't 1984); Morse/Diesel, Inc. v. Trinity Indust., Inc., 859 F.2d 242, 249 (2d Cir. 1988) (“Under New York law, where a provision in a

Securities and Exchange Commission

May 15, 2007

contract expressly negates enforcement by third parties, that provision is controlling.”). In addition, we are not aware of any authority under New York law that would otherwise negate the enforceability of the express disclaimer set forth in Citi’s engagement letter with Stifel.

3.	Disclose in this section that Citi has consented to use of the opinion in the document.

Response: We have included the requested information. Please see page 14 of the Revised Proxy Statement.

4.

We note your response to comment 5 in our letter dated March 16, 2007. In the second paragraph on page 22, please quantify the number of Stifel shares to be issued to the optionholders in the merger transaction to clarify that these are the optionholders you are referring to at the beginning of page 21.

Response: We have included the requested information. Please see page 21 through 22 of the Revised Proxy Statement.

Securities and Exchange Commission

May 15, 2007

* * * *

If you have any questions regarding any of the responses, please feel free to call me at 314-259-2447 or my colleague Margaret Hillman at 314-259-2077.

Respectfully submitted,

/s/ Robert J. Endicott

Robert J. Endicott

Enclosures

cc:	Ronald J. Kruszewski
David Minnick
James L. Nouss, Jr.
Margaret H. Hillman